Exhibit 99.1

Silicon Motion Announces Results for the Period

Ended September 30, 2013

Third Quarter 2013

Financial Highlights

•	Net sales decreased 2% quarter-over-quarter to US$57.1 million from US$58.3 million in 2Q13

•	Gross margin (non-GAAP1) increased to 48.8% from 48.4% in 2Q13

•	Operating expenses (non-GAAP) decreased to US$14.9 million from US$16.8 million in 2Q13

•	Operating margin (non-GAAP) increased to 22.7% from 19.7% in 2Q13

•	Diluted earnings per ADS (non-GAAP) increased to US$0.32 from US$0.27 in 2Q13

Business Highlights

•	Introduced our new SM2246EN SATA III client SSD controller targeting PC SSDs, hybrid SSDs and NAND-cache storage solutions

•	Started initial sales of our SATA III client SSD controller to several module maker customers targeting both retail channels and local Chinese notebook OEMs

•	Introduced our new SM3267 ultra high-performance, cost-effective USB3.0 flash drive controller

•	Secured design-wins for SM3267 from most of our existing USB flash drive customers, including many top-tier global OEMs

•	Began production of new long-term Samsung UHS-1 microSD card program using its 19nm TLC NAND flash

Taipei, Taiwan, October 25, 2013 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2013. For the third quarter of 2013, net sales decreased 2% quarter-over-quarter to US$57.1 million from US$58.3 million in the second quarter of 2013. Net income (non-GAAP) increased in the third quarter of 2013 to US$10.8 million or US$0.32 per diluted ADS as compared to a net income (non-GAAP) of US$9.2 million or US$0.27 per diluted ADS in the second quarter of 2013.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, impairment of long-term assets, and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

GAAP net income for the third quarter of 2013 increased quarter-over-quarter to US$9.6 million or US$0.29 per diluted ADS from a GAAP net income of US$7.5 million or US$0.22 per diluted ADS in the second quarter of 2013.

Third Quarter 2013 Financial Review

Commenting on the results of the third quarter, Silicon Motion’s President and CEO Wallace Kou said:

“In the third quarter, our Mobile Storage sales grew further led by solid eMMC controllers sales growth and a modest rebound in our card controller sales. Mobile Communications sales, however, declined further as our previous LTE transceiver projects at Samsung are reaching end-of-life.

Our SSD+embedded sales, led by continued eMMC controller sales growth, increased approximately 10% sequentially this quarter and, for the first three quarters of this year, have increased approximately 110% compared to the same period a year ago. Our eMMC controller sales continue to strengthen with our high performance and cost competitive solutions targeting both global flagship devices as well as the low cost smartphone and tablet markets. These solutions support our NAND flash customers in winning global eMMC memory market share and we believe that with our eMMC design-win momentum, we are on track to achieve 15 to 20% of the global market for eMMC controllers this year.

We believe our card controller sales have stabilized as the smartphone card debundling risk has largely played out. Card bundled rates in the US and China have already fallen to roughly 10 to 20%. A growing part of our card controller sales are now related to the relatively stable high-performance, premium segment of the card market, and our UHS-I cards controllers, which serve this segment, already account for over a third of all our SD card sales.

Our LTE transceiver business remains in transition this year and revenue from this product declined in the third quarter as expected. Samsung recently began testing our next-generation LTE-Advanced transceiver with their new LTE-Advanced baseband. We look forward to sharing with you further progress on this at a later date.”

Sales

Net sales in the third quarter were US$57.1 million, a decrease of 2% compared with the second quarter. For the quarter, mobile storage products accounted for 85% of net sales and mobile communications 11% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, increased 4% sequentially in the third quarter of 2013 to US$48.4 million.

Net sales of mobile communication products, which primarily include handset transceivers and mobile TV IC solutions, decreased 27% from the second quarter to US$6.4 million in the third quarter of 2013.

Gross and Operating Margins

Gross margin (non-GAAP) increased to 48.8% in the third quarter of 2013 from 48.4% in the second quarter of 2013. GAAP gross margin increased to 48.7% in the third quarter of 2013 from 48.4% in the second quarter of 2013.

Operating expenses (non-GAAP) in the third quarter of 2013 were US$14.9 million, a decrease from the US$16.8 million expended in the second quarter. Operating margin (non-GAAP) was 22.7%, an increase from 19.7% in the previous quarter. GAAP operating margin was 20.0% for the third quarter of 2013, an increase from 17.1% in the second quarter of 2013.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.4 million, similar to the second quarter of 2013. GAAP net total other income was US$0.7 million, an increase from the US$0.3 million in the second quarter.

Earnings

Net income (non-GAAP) was US$10.8 million for the third quarter of 2013, an increase from US$9.2 million in the second quarter of 2013. Diluted earnings per ADS (non-GAAP) were US$0.32 in the third quarter, an increase from US$0.27 per ADS in the second quarter of 2013.

GAAP net income was US$9.6 million for the third quarter of 2013, an increase from the net income of US$7.5 million in the second quarter of 2013. Diluted GAAP earnings per ADS in the third quarter of 2013 were US$0.29, an increase from US$0.22 per ADS in the previous quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments increased to US$163.4 million at the end of the third quarter of 2013, an increase from US$156.4 million at the end of the second quarter of 2013.

Cash Flow

Our cash flows were as follows:

3 months ended September 30, 2013

(In US$ millions)
Net income	9.6
Depreciation & amortization	1.5
Changes in operating assets and liabilities	(2.7)
Others	1.1

Net cash provided by (used in) operating activities	9.5

Acquisition of property and equipment	(1.2)
Others	(0.2)

Net cash provided by (used in) investing activities	(1.4)

Dividend	(4.9)
Others	0.1

Net cash provided by (used in) financing activities	(4.8)

Effects of changes in foreign currency exchange rates on cash	0.8

Net increase (decrease) in cash and cash equivalents	4.1

During the third quarter of 2013, we had US$1.2 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Share Repurchase Program

In January 2013, the Company announced a US$40 million share repurchase program. We did not repurchase any shares in the third quarter. Year-to-date, we have repurchased 0.9 million ADSs for a total cost of US$10.0 million at a weighted average price per ADS of US$11.24.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We believe we are well positioned for renewed growth beginning in the first half of next year, with potential growth contributions from incremental eMMC controller sales, our new SATA III client SSD controllers, and our new LTE-Advanced transceivers. However, in the fourth quarter, we are expecting seasonal decline for our eMMC controllers, as well as further weakness in our Mobile Communications products. In the first quarter, we expect our eMMC sales to recover strongly as new OEM programs begin.”

For the fourth quarter of 2013, management expects:

•	Revenue to be down 6% to 12% sequentially

•	Revenue (excluding LTE transceiver revenue) to be down 4% to 10% sequentially

•	Gross margin (non-GAAP) to be in the 47% to 49% range

•	Operating expenses (non-GAAP) of approximately US$16 to US$18 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 25, 2013.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 7336 5037

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 7336 5037

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

•	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

•	Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2012 (US$)	Jun. 30, 2013 (US$)	Sep. 30, 2013 (US$)
Net Sales	77,066	58,322	57,132
Cost of sales	41,424	30,122	29,312

Gross profit	35,642	28,200	27,820
Operating expenses
Research & development	12,076	12,012	10,469
Sales & marketing	4,234	3,363	3,274
General & administrative	2,776	2,876	2,656

Operating income	16,556	9,949	11,421
Non-operating income (expense)
Gain on sale of investments	1	—	3
Interest income, net	378	384	415
Foreign exchange gain (loss),net	362	(93)	306
Others, net	17	2	10

Subtotal	758	293	734

Income before income tax	17,314	10,242	12,155
Income tax expense (benefit)	1,692	2,698	2,576

Net income	15,622	7,544	9,579

Basic earnings per ADS	$0.48	$0.23	$0.29
Diluted earnings per ADS	$0.46	$0.22	$0.29
Margin Analysis:
Gross margin	46.3%	48.4%	48.7%
Operating margin	21.5%	17.1%	20.0%
Net margin	20.3%	12.9%	16.8%
Additional Data:
Weighted avg. ADS equivalents[2]	32,428	33,199	32,879
Diluted ADS equivalents	33,647	33,529	33,318

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2012 (US$)	Jun. 30, 2013 (US$)	Sep. 30, 2013 (US$)
GAAP net income	15,622	7,544	9,579
Stock-based compensation:
Cost of sales	114	33	38
Research and development	2,092	821	853
Sales and marketing	679	383	402
General and administrative	543	192	203

Total stock-based compensation	3,428	1,429	1,496

Non-recurring items:
Litigation expenses	—	87	63
Foreign exchange loss (gain),net	(362)	93	(306)

Non-GAAP net income	18,688	9,153	10,832

Shares used in computing non-GAAP diluted earnings per ADS	34,547	33,965	33,637
Non-GAAP diluted earnings per ADS	$0.54	$0.27	$0.32
Non-GAAP gross margin	46.4%	48.4%	48.8%
Non-GAAP operating margin	25.9%	19.7%	22.7%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2012 (US$)	Sep. 30, 2013 (US$)
Net Sales	210,766	172,819
Cost of sales	109,399	91,653

Gross profit	101,367	81,166
Operating expenses
Research & development	36,678	34,121
Sales & marketing	12,120	10,019
General & administrative	9,189	8,658

Operating income	43,380	28,368
Non-operating expense (income)
Gain on sale of investments	2	3
Interest income, net	972	1,252
Foreign exchange gain (loss),net	438	(98)
Others, net	18	124

Subtotal	1,430	1,281

Income before income tax	44,810	29,649
Income tax expense	5,522	7,689

Net income	39,288	21,960

Basic earnings per ADS	$1.22	$0.66

Diluted earnings per ADS	$1.17	$0.65

Margin Analysis:
Gross margin	48.1%	47.0%
Operating margin	20.6%	16.4%
Weighted average ADS:
Basic	32,264	33,120
Diluted	33,561	33,632

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2012 (US$)	Sep. 30, 2013 (US$)
GAAP net income	39,288	21,960
Stock-based compensation:
Cost of sales	269	148
Research and development	5,023	3,199
Sales and marketing	1,806	1,306
General and administrative	1,346	750

Total stock-based compensation	8,444	5,403

Non-recurring items:
Vendor dispute	—	(1,717)
Litigation expenses	—	254
Foreign exchange loss (gain), net	(438)	98

Non-GAAP net income	47,294	25,998

Shares used in computing non-GAAP diluted earnings per ADS	34,439	34,034
Non-GAAP diluted earnings per ADS	$1.37	$0.76
Non-GAAP gross margin	48.2%	46.1%
Non-GAAP operating margin	24.6%	18.7%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2012 (US$)	Jun. 30, 2013 (US$)	Sep. 30, 2013 (US$)
Cash and cash equivalents	146,570	156,358	160,430
Short-term investments	—	—	2,946
Accounts receivable (net)	37,593	32,143	30,444
Inventories	36,801	29,330	28,816
Refundable deposits - current	15,240	15,215	15,280
Deferred income tax assets (net)	2,565	552	1,111
Prepaid expenses and other current assets	3,248	2,788	4,696

Total current assets	242,017	236,386	243,723
Long-term investments	178	133	133
Property and equipment (net)	23,490	29,170	28,780
Goodwill and intangible assets(net)	35,465	35,461	35,471
Other assets	4,835	4,283	4,327

Total assets	305,985	305,433	312,434

Accounts payable	27,502	16,216	13,533
Income tax payable	3,506	4,635	7,309
Accrued expenses and other current liabilities	21,216	23,308	22,676

Total current liabilities	52,224	44,159	43,518
Other liabilities	3,922	3,449	3,921

Total liabilities	56,146	47, 608	47,439
Shareholders’ equity	249,839	257,825	264,995

Total liabilities & shareholders’ equity	305,985	305,433	312,434

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2013 and 2013 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2013, as amended on May 29, 2013. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com